UNITED STATES

SECURITY AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE) :

[  ]  Form 10-K  [  ]  Form 20-F   [ X]  Form 10-Q  [  ] Form N-SAR  [  ] Form N-CSR

For Period Ended:  March 31,  2004

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

-----------------------------------------

READ INSTRUCTION (ON BACK PAGE BEFORE PREPARING FORM.) PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  - REGISTRANT INFORMATION

BIO-key International, Inc.

Full Name of Registrant

Former Name if Applicable

1285 Corporate Center Drive, Suite #175

Address of Principal Executive office  (STREET AND NUMBER)

Eagan, Minnesota  55121

City, State and Zip Code

PART II – RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X]

(a)

The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[ X]

(b)

The subject annual report, semi-annual report, transition report on

Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]

(c)

The accountant’s statement or other exhibit required by Rule 12b-25 c has has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported on Forms 8-K filed April 5 and April 14, 2004, during the quarter ended March 31, 2004 the Registrant completed an approximate $12,000,000 private placement of equity securities and acquired Public Safety Group, Inc.  As a result, the Registrant experienced delays in gathering certain financial information necessary to ensure the accurate reporting of the information required to be included in its report on Form 10-QSB.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification.

Gary E. Wendt

218

346-7962

   (Name)                         (Area Code)                  (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed?  If answer is no, identify reports(s).

Yes [X]   No [  ]

(3)

Is it anticipated that any significant change in results of operations from corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

Yes [  ]    No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitiatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          BIO-key International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2004

By:  /s/  Gary E. Wendt

     Gary E. Wendt, CFO